Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Co. Reg. No.: 199407932D)
Announcement
STATS ChipPAC Redeems Outstanding 6.75% Senior Notes due 2011
STATS ChipPAC Ltd. (the “Company”) wishes to announce that it has given notice to the holders of its 6.75% Senior Notes due 2011 (the “Notes”) that the Company has elected to, and will, redeem all of the outstanding Notes on November 15, 2010 (the “Redemption Date”) as permitted by Section 3.07 of the indenture, dated as of November 18, 2004 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee and Paragraph 5 of the reverse side of the Notes.
The redemption price for the Notes will be equal to 100.000% of the principal amount thereof, plus accrued and unpaid interest up to the Redemption Date (the “Redemption Price”). The Company acknowledges that on the Redemption Date, the Redemption Price will become due and payable upon each Note to be redeemed. Unless the Company defaults in paying the Redemption Price, interest, if any, on the Notes will cease to accrue on and after the Redemption Date and thereafter the only remaining right of holders of the Notes is to receive payment of the Redemption Price upon surrender to U.S. Bank National Association, as Paying Agent, of such Notes.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin @ Tan Mei Lin
Company Secretary
15 October 2010